SCHEDULE 13G

CUSIP No: 961815107

1)NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.

OF ABOVE PERSON: Lazard Asset Management LLC

2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A

GROUP (a)☐

2)(b)☐

3)SEC USE ONLY

4)CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY

EACH REPORTING PERSON WITH:

5)SOLE VOTING POWER: 7,802,173

6)SHARED VOTING POWER: -

7)SOLE DISPOSITIVE POWER: 8,854,727

8)SHARED DISPOSITIVE POWER: -

9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON: 8,854,727

10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES ☐

11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 10.02%

12)TYPE OF REPORTING PERSON: IA

Item 1(a). Name of Issuer:

Westwood One Inc

Item 1(b). Address of Issuer's Principal Executive Offices:

40 West 57th Street

New York, NY 10019

Item 2(a). Name of Person Filing:

Lazard Asset Management LLC

Item 2(b). Address of Principal Business Office

or, if None, Residence:

30 Rockefeller Plaza

New York, New York 10112

Item 2(c):Citizenship: Delaware Limited Liability Company

Item 2(d):Title of Class of Securities: Common Stock

Item 2(e):CUSIP Number: 961815107

Item 3:If this statement is filed pursuant to Rules 13d-1(b),

or 13d-2(b), check whether the person filing is a:

☐ (a) Broker or Dealer Registered Under Section 15 of the Act
    (e) Investment Adviser registered under section 203 of the
  Investment Advisers Act of 1940

Item 4: Ownership.

(a)Amount beneficially owned: 8,854,727

(b)percent of class: 10.02%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 7,802,173

(ii)Shared power to vote or to direct the vote:-

(iii)Sole power to dispose or to direct the

disposition of: 8,854,727

(iv)Shared power to dispose or to direct the

disposition of:-

Item 5:Ownership of Five Percent or Less of a Class:

Item 6:Ownership of More than Five Percent on Behalf

of Another Person.

Not Applicable

Clients of the Reporting Person have the right to receive dividends and proceeds of sale of the securities reported on this Schedule.

To the knowledge of the Reporting Person, no such person has an interest relating to more than five percent of the class of

such securities.

Item 7:Identification and Classification of the Subsidiary Which

Acquired the Security Being Reported on by the Parent Holding

Company: Not applicable

Item 8:Identification and Classification of Members

of the Group: Not applicable

Item 9:Notice of Dissolution of Group:Not applicable

Item 10:Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the

information set forth in this Statement is true, complete

and correct.

Date: December 8, 2005

_________________________

John H. Blevins

Senior Vice President